SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated May 22, 2018	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: May 23, 2018

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED ANNOUNCES

RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

BEIJING, China, May 22, 2018 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced that it held its 2018 Annual General Meeting of Shareholders (“2018 AGM”) on May 18, 2018. Each of the proposals submitted for shareholder approval at the 2018 AGM has been approved. Specifically, the shareholders have passed resolutions approving:

1. Re-election of Feijia Ji as class A director, and Baohong Yin as class B director of the Company.

2. Approval and ratification of (i) re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent auditor for the fiscal year ending September 30, 2018; and (ii) authorization to the board of directors and its audit committee to determine the remuneration of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

3. Approval and ratification of the amendment and restatement of the Amended and Restated 2008 Performance Incentive Plan in the form attached as Exhibit A to the notice of 2018 AGM, and each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect such resolution as such director or officer, in his or her absolute discretion, thinks fit.

4. To transact any such other business that may properly come before the meeting.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers professional education courses for participants in the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, practical accounting training courses for college students and working professionals, as well as online language courses and third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Contacts:

China Distance Education Holdings Limited	The Piacente Group | Investor Relations
Investor Relations Department	Brandi Piacente
Tel: +86-10-8231-9999 ext 1805	Tel: +1 212-481-2050
Email: IR@cdeledu.com	Email: dl@tpg-ir.com

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